August 6, 2013

VIA EDGAR (Correspondence Filing)

Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

PREDEX (the "Fund") File Nos.:  333-186987, 811-22808

Dear Ms. Browning:

On behalf of PREDEX (the "Fund" or "Registrant"), this letter responds to the comments that you provided on behalf of the staff of the Securities and Exchange Commission (the "Staff") by phone conversation on July 30, with respect to the response letter dated July 19, 2013 ("Forth Response Letter") as well as prior response letters and the amended registration statement that addressed Staff comments on the registration statement of the Fund on Form N-2 (the "Registration Statement").  Where a revision has been made in any portion of the Registration Statement, conforming revisions have been carried over to other relevant parts of the Registration Statement.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  A version of the revised Prospectus is attached in marked form to aid in the identification of the Registrant’s responses to your comments.

PROSPECTUS

Comment 1.

Please clarify the relationship between the 40% leverage limit for Institutional Private Funds that are in the NFI-ODCE Index and the 50% leverage limit for those that are not in the Index.

Response.

The Registrant has amended leverage-related disclosures to clarify the relationship between the 40% leverage limit for Institutional Private Funds that are in the NFI-ODCE Index and the 50% leverage limit for those that are not in the Index.  With respect to the cover page disclosure, the Registrant notes that it states that it will not invest in Institutional Private Funds that employ leverage in excess of 50%, thus notifying prospective shareholders of the Fund’s outer limit on leverage.  The Registrant notes than an elaboration of the relationship between the 40% and 50% limits is presented later in the prospectus, but does not lend itself to succinct presentation on the cover page.

Comment 2.

Related to comment number 1, please address risks related to the adviser’s inability to directly monitor each Institutional Private Fund’s leverage as well providing a definition of leverage and explain the Fund’s indirect use of leverage.

Response.

The Registrant has amended risk disclosures following the cover page to identify the risks associated with adviser’s inability to directly monitor each Institutional Private Fund’s leverage and has amended disclosures throughout to define how leverage is measured and note the Fund’s indirect use of leverage.

Comment 3.

If the adviser or its affiliate is a member of National Council of Real Estate Investment Fiduciaries (NCREIF) which maintains the NFI-ODCE Index, please address conflict of interest issues this may create, or in the alternative, confirm that the adviser is not a member.

Response.

The Registrant confirms that the adviser is not a member, nor are its affiliates.

Comment 4.

Please enhance disclosures to more clearly state that the Fund may invest in securities that are included in the Index as well as those that are not in the Index.  In these disclosures identify the criteria the adviser employs to determine that non-index securities are substantially similar to those in the Index, or remove reference to substantially similar while providing a more general description of the screening criteria employed by the adviser when selecting non-Index securities.  Additionally, please provide the range or minimum or maximum of Fund assets that may be allocated between Index-member securities and non-Index-member securities.

Response.

The Registrant has amended disclosures to more clearly state that the Fund may invest in securities that are included in the Index as well as those that are not in the Index, as well as the range of Fund assets represented by each type of investment.  Additionally, the Registrant has removed reference to “substantially” and includes criteria by which the adviser determines to invest in non-Index-member securities.

Comment 5.

Please confirm that Underlying Investment Vehicles only use derivatives for hedging purposes.

Response.

The Registrant confirms that Underlying Investment Vehicles only use derivatives for hedging purposes.

Comment 6.

When describing investments in debt instruments that may be considered “junk” bonds, please specify a minimum rating or similar credit quality minimum.

Response.

The Registrant has amended disclosures by reference to unrated securities that are determined by the adviser to have credit quality equivalent to “BB” or higher.

Comment 7.

Please explain why the Registrant believes Trustee biographical sketches are appropriate for prospectus-level disclosure and if such is to remain, clarify years of service and remove unsubstantiated descriptive claims.

Response.

The Registrant believes the biographical sketches provide information that may be of interest to prospective shareholders, in part, because the adviser is newly-formed and Board supervision of the adviser is potentially more relevant in such a setting.  Additionally, the Registrant has clarified years of service and removed unsubstantiated descriptive claims.

Comment 8.

Under the sub-heading Closed-End Fund Structure in the Summary portion of the prospectus, please explain why the discussion of the Registrant’s option to increase its quarterly repurchase by 2% was deleted.

Response.

Upon review, the Registrant believes this level of detail about a mere potentiality is better suited to the non-summary portion of the prospectus.  The Registrant also believes that summary-level presentation might tend to give undue prominence to an increase in quarterly repurchases that is only a potential increase.

Comment 9.

Under the sub-heading Investor Suitability in the Summary portion of the prospectus, please include reference to total loss when describing risks to investors

Response.

The Registrant has made the requested revision with respect to total loss.

Comment 10.

Under the sub-heading Debt Securities Risk in the Summary portion of the prospectus, include a description of the Fund’s 20% limit on investments in debt instruments to better quantity the magnitude of debt risks.

Response.

The Registrant has made the requested revision with respect to total loss.

______________________________________________________________________

The Fund has authorized Thompson Hine LLP to acknowledge on its behalf that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ Thompson Hine, LLP

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